NEWS RELEASE

3rd QUARTER 2004 RESULTS
Gold Holdings Increase to 168,723 ounces;
Working Capital Remains Strong at $374.5 Million
Shaft Sinking Reaches 1,900 Ft (579 M)
(All dollar amounts in US$ unless otherwise stated)

Toronto, October 20, 2004 - GOLDCORP INC. (GG: NYSE; G: TSX) is pleased to announce its financial and operating performance for the 3rd quarter 2004. The highlights are listed below.

Q3, 2004 SIGNIFICANT EVENTS

Goldcorp remains the World's only Gold Producer to Strategically withhold its Gold Production, based on its conviction that the Gold price is going higher over the next 6 years!

Our decision to defer the sale of a significant portion of our gold production has an immediate adverse impact on our reported earnings, furthermore, it causes our assets to be understated (recorded at cost not market value) and interestingly, our cash flow has increased. As a result, we have used non-GAAP accounting terms such as Bullion Adjusted Earnings and Bullion Adjusted Cash Flow to better explain our performance. Goldcorp now holds 5.2 tonnes or 168,723 ounces of gold bullion; some 50,986 ounces or 31% of gold production was withheld during the quarter.

  Gold production was 163,807 ounces (oz.) in the quarter and 461,751 oz. for the nine months versus 161,459 oz. and 444,556 oz., respectively for 2003;
  Treasury assets were $420.0 million, up $40.0 million or 10% from the second quarter;
  Bullion adjusted cash flow up 25% this quarter, 101% for the year (Reported cash flow from operations down for the quarter, up for the year);
  New Red Lake Shaft sinking reaches a depth of 1,900 ft (579 m) as of 20/10/04;
  Cash production cost/oz. increased to $121 from $116 for third quarter 2003;
  Board of Directors' search for new CEO is underway.

Goldcorp Inc. - 2004 Third Quarter Results	Page 2

FINANCIAL RESULTS - Reflect the fact that much of the gold produced was not sold!

3rd Quarter Ended September 30, 2004

The realized price during the quarter was $399 per ounce, or 10% higher than $364 realized in the third quarter of 2003. The good news is today's gold price is higher still at $422.50 per ounce.

Earnings were $9.9 million ($0.05 per share), compared to $23.7 million ($0.13 per share) for the same period in 2003, a decrease of $0.08 per share. The biggest reason for the decrease was the impact of the marketable securities. In the third quarter of 2004, Goldcorp recorded a net loss on marketable securities of $5.6 million versus a net gain in the third quarter of 2003 of $7.8 million, which represents a change of $13.4 million (approximately $0.05 per share on an after-tax basis). Despite recording a loss on marketable securities for both the quarter and year-to-date due to accounting convention, Goldcorp's portfolio of marketable securities have a market value that exceeds the balance sheet value by over $10 million ($34.3 million versus $23.7 million).

In addition, the Company withheld from sale 31% of production during the quarter, compared with 13% during the same period last year. As a result, 27,132 fewer ounces were sold. The negative impact of selling fewer ounces was partially offset by higher realized gold prices, however revenue still dropped by $5.4 million and earnings from operations decreased by $3.6 million (approximately $0.02 per share on an after-tax basis). Earnings from operations were also negatively impacted by an increase of $0.8 million in exploration expense.

Bullion Adjusted Earnings (if all gold produced was sold) for the third quarter were $17.8 million, or $0.09 per share, versus Bullion Adjusted Earnings of $27.2 million, or $0.15 per share, for the same period in 2003.

Cash flow from operations during the quarter was $22.3 million, or $0.12 per share, compared with $23.0 million, or $0.13 per share, for the 3rd quarter, 2003. Cash flow was slightly lower as a result of more gold production being withheld from sale. This was partially offset by lower tax payments during the quarter along with higher realized gold prices. If all gold produced during the quarter had been sold, the Bullion Adjusted Cash Flow would have been $37.9 million, or $0.20 per share, which is 25% higher than the $28.4 million, or $0.16 per share, for the third quarter of 2003.

Nine Months Ended September 30, 2004

Earnings totaled $36.4 million, or $0.19 per share, on revenues of $139.1 million, versus earnings of $55.5 million, or $0.30 per share, on revenues of $152.0 million for the nine months ended September 30, 2003. Similar to the third quarter, earnings were down significantly due to marketable securities. Year-to-date, Goldcorp has recorded a net loss on marketable securities of $7.1 million versus a net gain of $7.2 million in 2003, which represents a change of $14.3 million (approximately $0.06 per share on an after-tax basis).

In addition, for the nine months ending September 30, 2004, 147,932 ounces were withheld versus 47,031 ounces for the same period in 2003, resulting in fewer ounces being sold, leading to reduced revenue and a drop in earnings from operations of $5.9 million (approximately $0.03 per share on an after-tax basis). Earnings from operations were also lower due to higher exploration and stock option expense. Exploration expense, year-to-date, increased by $1.8 million (approximately $0.01 per share on an after-tax basis), over the same period from 2003. During the same period stock option expense totaled $3.3 million, compared to $0.7 million in 2003, a difference of $2.6 million (approximately $0.01 per share on an after-tax basis).

Goldcorp Inc. - 2004 Third Quarter Results	Page 3

Bullion Adjusted Earnings for the first nine months, 2004 were $59.6 million or $0.31 per share, versus Bullion Adjusted Earnings of $62.5 million, or $0.34 per share, for the same period in 2003.

Cash flow from operations for the period was $30.7 million, or $0.16 per share, compared with $25.3 million, or $0.14 per share, for the same period in 2003. Cash flow was higher in 2004 compared with 2003 despite selling fewer ounces because of a significantly higher gold price ($402 versus $353 per ounce) and lower tax payments. Year-to-date in 2004, tax payments of $39 million have been made, compared with $60 million during the same period in 2003.

Year-to-date, Bullion Adjusted Cash Flow was $75.1 million, or $0.40 per share, which was over 100% higher than the $37.2 million, or $0.20 per share, during the same period in 2003.

Goldcorp continues to have one of the strongest balance sheets in the industry with No Debt and Treasury Assets totaling $420.0 million. At September 30, 2004, Treasury Assets consisted of: Cash of $315.6 million, Gold Bullion with a market value of $70.1 million, and Marketable Securities with a market value of $34.3 million.

GOLD INVENTORY - 5.2 Tonnes

As of September 30, 2004, Goldcorp's gold inventory had reached 5.2 tonnes, or 168,723 ounces. Gold bullion inventory is carried on the balance sheet at its production cost of $26.2 million; the Company's gold bullion inventory had a market value of $70.1 million. Goldcorp continues to hold back a third of production with the belief that gold prices will continue to rise and generate higher earnings then if all gold had been sold when produced. For the 3rd quarter of 2004, 50,986 ounces were withheld from sale, with the Company anticipating a comparable percentage of gold production being held back in the 4th quarter. The Company believes that gold is money and that it is the world's ultimate currency.

OPERATING RESULTS

3rd Quarter Ended September 30, 2004

Gold production was 163,807 ounces at a cash cost of $121 per ounce sold, compared with 161,459 ounces at a cash cost of $116 per ounce sold during the same period in 2003.

The Red Lake Mine produced 143,785 ounces of gold during the quarter, at a cash cost of $100 per ounce sold, compared with 143,899 ounces at a cash cost of $87 per ounce sold during the 3rd quarter, 2003. The year over year increase in cost was the result of a stronger Canadian dollar ($5), a larger percentage of higher cost concentrate ounces ($1) and higher operating costs in general during the year that are flowing through bullion inventory ($7).

During the third quarter, 23,377 ounces were produced from concentrate at a cost of $137 per ounce sold versus 24,880 ounces at a cash cost of $130 for the same period, 2003. For the nine months ending September 30, 2004, Goldcorp produced 33,729 ounces from concentrate versus 26,343 ounces for the same period in 2003. The Company forecasts full year production from concentrate to be 55,000 ounces.

The grade (concentration of gold) processed at The Red Lake Mine was 1.97 ounces of gold per ton (opt), or 67.6 grams per tonne (gpt), compared with a grade of 2.00 opt (68.6 gpt) processed during the third quarter in 2003. Recovery rate of 88.5% was down compared with 89.7% during the corresponding period in 2003. For 2004, the Red Lake Mine is expected to produce approximately 530,000 ounces at a cash cost of $90 per ounce sold.

Goldcorp Inc. - 2004 Third Quarter Results	Page 4

The Wharf Mine continues to have a strong year, producing 20,022 ounces of gold during the quarter, at a cash cost of $271 per ounce sold, compared with 17,560 ounces at a cash cost of $291 per ounce sold during the third quarter of 2003. The lower cash cost was the result of lower mining and processing costs along with improved recovery rates.

Total consolidated production for 2004 is forecast to be 605,000 ounces at a cash cost of $114 per ounce sold.

Saskatchewan Minerals revenue and operating profit have decreased compared with the corresponding period in 2003 due to lower sales volumes and a stronger Canadian dollar.

Complete operating statistics for all operations are found starting on page 20 of Goldcorp's September 30, 2004 interim MD&A.

Nine Months Ended September 30, 2004

Gold production for the nine months ending September 30, 2004 was 461,751 ounces at a cash cost of $112 per ounce sold, compared with 444,556 ounces at a cash cost of $105 per ounce sold during the same period, 2003.

The Red Lake Mine produced 400,813 ounces at a cash cost of $87 per ounce sold versus 391,098 ounces at a cash cost of $78 per ounce sold in 2003. The increase in cost on a per ounce basis is due to a stronger Canadian dollar, more gold production from higher cost concentrate (33,729 ounces versus 26,343 ounces in 2003) and from higher operating costs at the Mine. For the nine months ending September 30, 2004, the average grade and recovery rate of ore processed at the Mine was 2.16 opt (74.1 gpt) and 90.0%, compared with an average grade and recovery rate of 2.18 opt (74.8 gpt) and 88.3% for the ore processed during the first nine months in 2003.

The Wharf Mine produced 60,938 ounces of gold at a cash cost of $250 per ounce sold during the nine months ending September 30, 2004 compared with 53,458 ounces at a cash cost of $284 per ounce sold during the same period, 2003. The lower cost is again the result of lower mining and processing costs and improved recovery rates.

RED LAKE MINE EXPANSION

Work is progressing on the sinking of the new shaft at the Mine. The shaft is currently (20/10/04) at a depth of 1900 ft (579 m). Contractor progress during the quarter was slowed due to changes in contractor personnel in August and September. The contractor has completed their re-staffing and the new team is steadily increasing the shaft advance rate. Ground and water conditions continue to be excellent.

During the third quarter of 2004, capital expenditures totalled approximately $5 million, and are forecast to be $24 million for the full year 2004. The 2004 forecast has been revised down from $30 million due to slower shaft progress and deferral of expenditures to a later date. To date, a total of $55 million has been expended on the project, and total remaining expenditures to complete the expansion are forecast to be $45 to $55 million (based on a CDN$:US$ exchange rate of 1.32).

Goldcorp Inc. - 2004 Third Quarter Results	Page 5

EXPLORATION

This year's exploration program has a number of targets including deep and lateral extensions and parallel occurrences of the High Grade Zone (HGZ). The program is also looking to gain a better understanding of the sulphide mineralization. Goldcorp will be providing an update on exploration results by mid November.

Search for new CEO

On September 1, 2004, Rob McEwen, Chairman and CEO of Goldcorp, asked the board of directors to conduct a search for his successor as CEO. This person is expected to build upon the Company's strong foundation. The search is currently progressing as anticipated.

DIVIDENDS

In the fourth quarter of 2003, Goldcorp increased its total annual regular dividend by 20% to $0.18 per share and increased the frequency of installments on this total, from bi-monthly to monthly. This year (2004) will be the first full year of these payments. To date, Goldcorp has paid out over $110 million in dividends to shareholders since payments were issued in 2001. Including the special dividend of $0.10 per share, paid in January, the total dividend payments anticipated for 2004 is $0.28 per share.

Goldcorp's Red Lake Mine is the richest gold mine in the world! The Company is in excellent financial condition: has NO DEBT, a Large Treasury and positive Cash Flow and Earnings and pays a Dividend twelve times a year! GOLDCORP is completely UNHEDGED and currently withholds one-third of annual gold production in anticipation of higher gold prices. Goldcorp's shares are listed on the New York and Toronto Stock Exchanges under the trading symbols of GG and G, respectively and its options trade on the American Stock Exchange (AMEX), the Chicago Board of Options Exchange (CBOE) and the Pacific Stock Exchange (PCX) in the United States and on the Montreal Exchange (MX) in Canada.

FORWARD-LOOKING STATEMENTS

This press release includes certain "Forward-Looking Statements" within the meaning of section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein, including without limitation, statements regarding potential mineralization and reserves, exploration results and future plans and objectives of Goldcorp Inc., are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from Goldcorp expectations are disclosed under the heading "Risk Factors" and elsewhere in Goldcorp documents filed from time to time with the Toronto Stock Exchange, The United States Securities and Exchange Commission and other regulatory authorities.

Goldcorp Inc. - 2004 Third Quarter Results	Page 6

FINANCIAL INFORMATION

A complete set of our Consolidated Financial Statements and interim Management Discussion and Analysis for the 3rd quarter ended September 30, 2004, are available on our website at www.goldcorp.com.

Gold is Money, Goldcorp is Gold!

For further Information please contact:	Corporate Office:

Ian J. Ball	145 King Street West
Investor Relations	Suite 2700
Phone: (416) 865-0326	Toronto, Ontario
Toll Free: (800) 813-1412	M5H 1J8
Fax: (416) 361-5741	website: www.goldcorp.com
e-mail: info@goldcorp.com

Goldcorp Inc. - 2004 Third Quarter Results	Page 7

During the nine months ended September 30, 2004, Goldcorp followed a policy of holding back from sale approximately one-third of production. Under generally accepted accounting principles ("GAAP"), Goldcorp's Statement of Earnings only reflect those ounces sold, which is lower than if all production during the period was sold.

Key Financial Statistics
(in US dollars)	Three months		Nine months
	ended Sept. 30,		ended Sept. 30,
Financial results (millions)	2004	2003	2004	2003
Total revenues	$ 50.4	$ 55.8	$139.1	$152.0
Gold sales	$ 47.1	$ 52.4	$129.6	$141.8
Earnings from operations	$ 22.2	$ 25.8	$ 63.3	$ 73.2
Earnings for the period	$ 9.9	$ 23.7	$ 36.4	$ 55.5
Operating cash flow	$ 22.3	$ 23.0	$ 30.7	$ 25.3
Per share data (dollars)
Earnings Basic	$ 0.05	$ 0.13	$ 0.19	$ 0.30
Diluted	$ 0.05	$ 0.12	$ 0.19	$ 0.29
Cash flow[1] Basic	$ 0.12	$ 0.13	$ 0.16	$ 0.14
Diluted	$ 0.12	$ 0.12	$ 0.16	$ 0.13
Bullion adjusted per share data (dollars) [1]
Earnings Basic	$ 0.09	$ 0.15	$ 0.31	$ 0.34
Diluted	$ 0.09	$ 0.14	$ 0.31	$ 0.33
Cash flow Basic	$ 0.20	$ 0.16	$ 0.40	$ 0.20
Diluted	$ 0.20	$ 0.15	$ 0.39	$ 0.19
Key financial ratios
Gross operating margin[2]	61.8%	61.7%	64.0%	63.6%
Net profit margin[2]	19.6%	42.4%	26.1%	36.5%
Return on invested capital[2]	7.8%	21.5%	9.3%	18.5%
Weighted average shares outstanding (000's)	189,799	182,283	189,640	182,956

	As at September 30,		As at December 31,
Financial Position (millions)		2004		2003
Cash and short-term investments		$ 315.6		$ 379.0
Gold bullion holdings (valued at market):
Produced, not sold		$ 70.1		$ 8.7
Working capital		$ 378.4		$ 362.2
Long-term debt		NIL		NIL
Shareholders' equity		$ 540.1		$ 507.7
Shares outstanding (000's)		189,961		189,274
[1] For an explanation of Bullion adjusted results, which are non-GAAP performance measures, refer to pages 19-20 of the MD&A
[2] For an explanation of non-GAAP performance measures refer to pages 25-27 of the MD&A

Goldcorp Inc. - 2004 Third Quarter Results	Page 8

Key Operating Statistics
(in US dollars)
	Three months		Nine months
	ended Sept. 30,		ended Sept. 30,
	2004	2003	2004	2003
Gold withheld from sale (ounces)	50,986	21,506	147,932	47,031
Gold produced (ounces)	163,807	161,459	461,751	444,556
Gold sold (ounces)	112,821	139,953	313,819	397,525

Per Ounce Data ($/oz) [1,2,3]
Average realized gold price	$399	$364	$402	$353
Average spot gold price	$401	$363	$401	$354

Production Costs
Cash cost	$121	$116	$112	$105
Non-cash cost	44	39	45	38
Total cost	$165	$155	$157	$143

Results for Individual Operations
Gold Produced (ounces)
Red Lake Mine	143,785	143,899	400,813	391,098
Wharf Mine	20,022	17,560	60,938	53,458
Total	163,807	161,459	461,751	444,556
Per Ounce Data ($/oz)
Red Lake Mine
Cash cost	$100	$ 87	$ 87	$ 78
Non-cash cost	36	35	35	32
Total cost	$136	$122	$122	$110
Wharf Mine
Cash cost	$271	$291	$250	$284
Non-cash cost	107	84	102	86
Total cost	$378	$375	$352	$370
[1] Production costs are based on ounces of gold sold, which differs from ounces of gold produced.
[2] Cash and total costs are calculated in accordance with the Gold Institute standards.
[3] For an explanation of non-GAAP performance measures refer to pages 25-27 of the MD&A.

Goldcorp Inc. - 2004 Third Quarter Results	Page 9

Goldcorp Inc.
Consolidated Balance Sheets
(in thousands of US dollars)
	As at	As at
	September 30,	December 31,
	2004	2003
	(unaudited)
Assets

Current assets
Cash and short-term investments	$315,642	$378,954
Gold bullion inventory (note 3)
(market value: $70,130; 2003: $8,675)	26,152	3,910
Accounts receivable	9,459	8,872
Income and mining taxes receivable	10,013	-
Marketable securities (note 4)
(market value: $34,322; 2003: $22,003)	23,743	12,224
Inventories	15,158	17,527
Prepaid expenses	475	1,803
	400,642	423,290

Mining interests	240,688	207,317
Deposits for reclamation costs	4,841	5,754
Other assets	2,743	2,162
	$648,914	$638,523

Liabilities and Shareholders' Equity

Current liabilities
Accounts payable	$6,268	$5,606
Accrued liabilities	13,027	17,422
Dividends payable	2,905	21,526
Income and mining taxes payable	-	16,516
	22,200	61,070

Reclamation and closure cost obligations	22,287	21,850
Future income and mining taxes	64,360	47,861

Shareholders' equity
Capital stock (note 6)	379,173	375,827
Contributed surplus	5,573	2,275
Cumulative translation adjustment	81,181	66,282
Retained earnings	74,140	63,358
	540,067	507,742
	$648,914	$638,523

The accompanying notes are an integral part of these consolidated financial statements.

Goldcorp Inc. - 2004 Third Quarter Results	Page 10

Goldcorp Inc.
Consolidated Statements of Earnings (unaudited)
(in thousands of US dollars, except per share amounts)

	Three months ended		Nine months ended
	Sept. 30,		Sept. 30,
	2004	2003	2004	2003
		(restated-note 2)		(restated-note 2)
Revenues
Gold (note 3)	$47,135	$52,376	$129,619	$141,767
Industrial minerals	3,234	3,416	9,525	10,250
	50,369	55,792	139,144	152,017
Expenses
Operating	19,246	21,387	50,058	55,333
Corporate administration	2,921	2,766	8,944	6,877
Depreciation and depletion	4,568	5,176	12,784	14,389
Exploration	1,474	629	4,042	2,240
	28,209	29,958	75,828	78,839

Earnings from operations	22,160	25,834	63,316	73,178

Other income (expense)
Interest and other income	1,320	1,950	6,368	5,532
Gain (loss) on foreign currency	(259)	330	243	(1,292)
Provision for loss on gold bullion investment	-	-	-	(2,161)
Gain on sale of marketable securities	10	7,836	1,356	10,345
Increase in provision for decline
in value of marketable securities	(5,630)	(59)	(8,519)	(3,190)
	(4,559)	10,057	(552)	9,234

Earnings before taxes	17,601	35,891	62,764	82,412
Income and mining taxes	7,747	12,220	26,384	26,938

Earnings for the period	$9,854	$23,671	$36,380	$55,474

Earnings per share (note 6)
Basic	$0.05	$0.13	$0.19	$0.30
Diluted	$0.05	$0.12	$0.19	$0.29

The accompanying notes are an integral part of these consolidated financial statements.

Goldcorp Inc. - 2004 Third Quarter Results	Page 11

Goldcorp Inc.
Consolidated Statements of Retained Earnings (unaudited)
(in thousands of US dollars)

	Nine months ended
	Sept. 30,
	2004	2003
		(restated-note 2)

Retained earnings at beginning of period
as previously reported	$63,358	$15,721

Change in accounting policy (note 2)	-	(1,021)

As adjusted	63,358	14,700

Earnings for the period	36,380	55,474

Dividends	(25,598)	(18,284)

Retained earnings at end of period	$74,140	$51,890

The accompanying notes are an integral part of these consolidated financial statements.

Goldcorp Inc. - 2004 Third Quarter Results	Page 12

Goldcorp Inc.
Consolidated Statements of Cash Flows (unaudited)
(in thousands of US dollars)

	Three months ended		Nine months ended
	Sept. 30,		Sept. 30,
	2004	2003	2004	2003
		(restated-note 2)		(restated-note 2)
Cash provided by (used in)
Operating activities
Earnings for the period	$9,854	$23,671	$36,380	$55,474
Items not affecting cash
Depreciation and depletion	4,568	5,176	12,784	14,389
Provision for loss on gold bullion
investment	-	-	-	2,161
Gain on sale of marketable securities	(10)	(7,836)	(1,356)	(10,345)
Increase in provision for decline
in value of marketable securities	5,630	59	8,519	3,190
Stock option expense	1,087	700	3,298	700
Future income taxes	2,131	4,923	14,414	4,887
Reclamation expenditures	(135)	(208)	(712)	(268)
Other	408	282	1,011	841
Change in non-cash operating
working capital (note 7)	(1,227)	(3,742)	(43,623)	(45,712)
Net cash provided by operating activities	22,306	23,025	30,715	25,317
Investing activities
Mining interests	(14,082)	(24,840)	(43,506)	(48,976)
Purchase of gold bullion	-	-	-	(7,572)
Purchase of marketable securities	(4,988)	(18,863)	(21,611)	(80,920)
Proceeds from sale of marketable
securities	30	80,418	3,827	87,854
Decrease (increase) in reclamation
deposits	210	(180)	955	(308)
Net cash (used in) provided by
investing activities	(18,830)	36,535	(60,335)	(49,922)
Financing activities
Issue of capital stock	831	1,353	3,346	3,754
Dividends paid to common shareholders	(8,537)	(4,579)	(44,523)	(18,284)
Net cash used in financing activities	(7,706)	(3,226)	(41,177)	(14,530)
Effect of exchange rate changes on cash	17,022	4,377	7,485	39,033
Increase (decrease) in cash and short-term
investments	12,792	60,711	(63,312)	(102)
Cash and short-term investments
at beginning of period	302,850	200,020	378,954	260,833
Cash and short-term investments
at end of period	$315,642	$260,731	$315,642	$260,731

The accompanying notes are an integral part of these consolidated financial statements.

Goldcorp Inc. - 2004 Third Quarter Results	Page 13

Goldcorp Inc.
Notes to Consolidated Financial Statements (unaudited)

  General

The unaudited interim period consolidated financial statements have been prepared by the Company in accordance with Canadian generally accepted accounting principles ("Canadian GAAP"). The preparation of financial data is based on accounting policies and practices consistent with those used in the preparation of the audited annual consolidated financial statements. The accompanying unaudited consolidated financial statements should be read in conjunction with the Notes to the Company's audited consolidated financial statements for the year ended December 31, 2003, since they do not contain all disclosures required by Canadian GAAP for annual financial statements.

These unaudited interim consolidated financial statements reflect all normal and recurring adjustments, which are, in the opinion of management, necessary for a fair presentation of the respective interim periods presented.

  Change in Accounting Policy

As described in Note 3(b) to the 2003 audited consolidated financial statements, the Company has adopted the new CICA accounting standard on "Asset retirement obligations". The effect of this change was to decrease retained earnings at January 1, 2003 by $1,021,000. The effect on earnings, net of taxes, for the three and nine months ended September 30, 2003 was a reduction of $200,000 and $606,000, respectively.

The Company also adopted effective January 1, 2003, the new accounting standard in respect of stock-based compensation as described in Note 3(a) to the audited consolidated financial statements. This had no effect on retained earnings at January 1, 2003. Total stock option expense for both the three and nine months ended September 30, 2003 was $700,000, comprised of $558,000 relating to corporate administration and $142,000 relating to operating expense. Total stock option expense for the three and nine months ended September 30, 2004 was $1,087,000 and $3,298,000, respectively. For the nine months ended September 30, 2004, the stock option expense of $3,298,000 is separated between a corporate administration expense component of $2,431,000 and an operating expense component of $867,000.

  Gold Bullion

During 2004, the Company has maintained a policy of holding back from sale approximately one-third of gold production. As a result, the ounces produced but not sold are not included in revenue for the period but instead are carried as inventory on the balance sheet at the cost of production which is significantly below market value.

At September 30, 2004, the Company had 168,723 ounces of produced gold bullion, which is carried on the balance sheet at a production cost of $26,152,000. This represents an addition to inventory of 50,986 ounces during the quarter, and 147,932 ounces during the nine months ended September 30, 2004. The market value of the Company's produced gold bullion on September 30, 2004, was $70,130,000.

The Company did not hold purchased gold bullion at anytime during 2004.

Goldcorp Inc. - 2004 Third Quarter Results	Page 14

Goldcorp Inc.
Notes to Consolidated Financial Statements (unaudited)

  Marketable Securities

Marketable securities are accounted for at the lower of their cost or quoted market value. A write-down of an investment in marketable securities to reflect a decline in value is not reversed if there is a subsequent increase in value. Unrealized gains are not recognized until securities are sold. The carrying value and market value at September 30, 2004 and December 31, 2003 are as follows:

	As at	As at
(in thousands of US dollars)	Sept. 30, 2004	Dec. 31, 2003

Original cost of purchased securities	$ 34,186	$ 13,660
Unrealized losses recognized	(10,443)	(1,436)
Carrying value of marketable securities portfolio	23,743	12,224
Unrealized gains not recognized	10,579	9,779
Market value of marketable securities portfolio	$ 34,322	$ 22,003
  Segmented Information

The Company has two reportable industry segments: gold mining in Canada and the United States and industrial minerals mining in Canada. The Company's gold mines consist principally of the Red Lake Mine located in northern Ontario and the Wharf Mine located in South Dakota. The industrial mineral operations consist of Saskatchewan Minerals, located in Saskatchewan, which produces sodium sulphate primarily for the detergent industry.

	Three months ended		Nine months ended
(in thousands of US dollars)		Sept. 30,		Sept. 30,
	2004	2003	2004	2003
Gold		(restated-note 2)		(restated-note 2)
Revenues:
Canada	$41,372	$44,992	$110,325	$122,759
United States	5,763	7,384	19,294	19,008
	47,135	52,376	129,619	141,767
Depreciation and depletion	4,487	5,097	12,549	14,189
Operating income before taxes	24,951	28,292	71,776	78,632
Expenditures for mining interests	13,923	24,735	43,343	48,814

Industrial Minerals
Revenues:
Canada	$2,152	$2,494	$5,721	$5,979
United States	1,082	922	3,804	4,271
	3,234	3,416	9,525	10,250
Depreciation and depletion	81	79	235	200
Operating income before taxes	130	308	484	1,423
Expenditures for mining interests	159	105	163	162

Goldcorp Inc. - 2004 Third Quarter Results	Page 15

Goldcorp Inc.
Notes to Consolidated Financial Statements (unaudited)

	Thee months ended		Nine months ended
	Sept. 30,		Sept. 30,
	2004	2003	2004	2003
Total		(restated-note 2)		(restated-note 2)
Revenues:
Canada	$ 43,524	$ 47,486	$ 116,046	$ 128,738
United States	6,845	8,306	23,098	23,279
	50,369	55,792	139,144	152,017
Depreciation and depletion	4,568	5,176	12,784	14,389
Operating income before taxes	25,081	28,600	72,260	80,055
Expenditures for mining interests	14,082	24,840	43,506	48,976

Reconciliation of earnings before taxes
Operating income from reportable
segments before taxes	$ 25,081	$ 28,600	$ 72,260	$ 80,055
Provision for loss on gold bullion
investment	-	-	-	(2,161)
Gain on sale of marketable securities	10	7,836	1,356	10,345
Increase in provision for decline
in value of marketable securities	(5,630)	(59)	(8,519)	(3,190)
Interest and other income	1,320	1,950	6,368	5,532
Gain (loss) on foreign currency	(259)	330	243	(1,292)
Corporate administration	(2,921)	(2,766)	(8,944)	(6,877)

Earnings before taxes	$ 17,601	$ 35,891	$ 62,764	$ 82,412

Goldcorp Inc. - 2004 Third Quarter Results	Page 16

Goldcorp Inc.
Notes to Consolidated Financial Statements (unaudited)

  Capital Stock

At September 30, 2004, the Company had 189,961,328 common shares outstanding. If all outstanding options and warrants had been exercised a total of 210,132,687 common shares would have been outstanding.

The following table sets forth the computation of diluted earnings per share:

(in thousands of US dollars except per share amounts)	Three months ended		Nine months ended
	Sept. 30,		Sept. 30,
	2004	2003	2004	2003
Numerator:		(restated-note 2)		(restated-note 2)
Earnings available to common shareholders	$ 9,854	$ 23,671	$ 36,380	$ 55,474

Denominator (shares in thousands):	189,799	183,283	189,640	182,956
Effect of dilutive securities:
Stock options	1,033	5,894	1,139	5,723
Warrants	2,236	2,800	2,544	2,464
	3,269	8,694	3,683	8,187
Adjusted weighted average shares and
and assumed conversions	193,068	191,977	193,323	191,143

Basic earnings per share	$ 0.05	$ 0.13	$ 0.19	$ 0.30
Diluted earnings per share	$ 0.05	$ 0.12	$ 0.19	$ 0.29

The fair value of the 3,506,600 options granted subsequent to January 1, 2003 (1,330,100 granted subsequent to January 1, 2004) has been estimated at the date of grant using a Black-Scholes option pricing model with the following assumptions: risk-free interest rate of 4%; dividend yield of 1%; volatility factor of the expected market price of the Company's common stock of 44% (45% for options issued during 2003); and a weighted average expected life of the options of 5 years. The estimated fair value of the options is expensed over the options' vesting period, which is 3 years.

The following lists the stock options and warrants excluded from the computation of diluted earnings per share because the exercise prices exceeded the average fair market value of the common shares for the period (in thousands):

	Three months ended		Nine months ended
	Sept. 30,		Sept. 30,
	2004	2003	2004	2003

Stock options	1,832	10	1,843	327
Warrants	8,000	-	-	8,000
	9,832	10	1,843	8,327

Goldcorp Inc. - 2004 Third Quarter Results	Page 17

Goldcorp Inc.
Notes to Consolidated Financial Statements (unaudited)

The Company recognizes a compensation expense for all stock options awarded since January 1, 2003, based on the fair value of the options on the date of grant which is determined by using an option pricing model. The fair value of the options is expensed over the vesting period of the options. No compensation expense has been recorded for stock options issued before January 1, 2003.

The following is the Company's pro forma earnings with the fair value method applied to all options issued since January 1, 2002 (the Black-Scholes option pricing model assumptions used are consistent with those described in Note 9(f) to the 2003 audited consolidated financial statements):

	Three months ended		Nine months ended
	Sept. 30,		Sept. 30,
	2004	2003	2004	2003
		(restated-note 2)		(restated-note 2)
Earnings for the period	$9,854	$23,671	$36,380	$55,474
Net additional compensation expense related
to fair value of stock options	(336)	(815)	(1,120)	(3,108)
Pro forma earnings for the period	$9,518	$22,856	$35,260	$52,366

Pro forma earnings per share:
Basic	$0.05	$0.13	$0.19	$0.29
Diluted	$0.05	$0.12	$0.18	$0.27
  Change in Non-Cash Operating Working Capital
(in thousands of US dollars)	Three months ended		Nine months ended
	Sept. 30,		Sept. 30,
	2004	2003	2004	2003
Decrease (increase) in current assets:
Gold bullion	$ (7,901)	$ (2,224)	$ (21,331)	$ (4,297)
Accounts receivable	(5,366)	(3,737)	(140)	(4,260)
Inventories	4,320	399	7,041	(1,482)
Prepaid expenses	492	388	413	923
Increase (decrease) in current liabilities:
Accounts payable	5,403	1,277	390	(2,762)
Accrued liabilities	(2,901)	3,955	(4,439)	8,548
Income and mining taxes payable	4,726	(3,800)	(25,557)	(42,382)
	$ (1,227)	$ (3,742)	$ (43,623)	$ (45,712)

Goldcorp Inc. - 2004 Third Quarter Results	Page 18

Interim Management's Discussion and Analysis
For the quarter ended September 30, 2004

Financial Results
(in millions of US dollars, except per share and per ounce amounts)

This Management's Discussion and Analysis of Financial Condition and Results of Operations ("MD&A") analyses the results of operations for the three and nine months ended September 30, 2004 for Goldcorp Inc. ("Goldcorp" or the "Company").

Revenues for the quarter ended September 30, 2004 were $50.4 million, a $5.4 million decrease compared with the corresponding period last year. This reflects the sale of significantly fewer ounces as a result of an increase in the percentage of gold production held back from sale, partially offset by a 10% increase in realized gold prices. During the first quarter of 2004, Goldcorp increased the percentage of gold withheld from sale to approximately one-third of production and continued to withhold approximately this amount throughout 2004. For the three and nine months ended September 30, 2004, 31% and 32% of production was held back, respectively. During 2003, 13% of production was held back during the third quarter and 11% for the nine month period.

Revenues for the nine months ended September 30, 2004 were $139.1 million compared with $152.0 million during the first nine months of 2003. Again, this reflects the net effects of an increase in the amount of gold withheld from sale, partially offset by an increase in the realized price of gold.

Goldcorp produced 163,807 ounces of gold bullion during the third quarter of 2004 and sold 112,821 ounces, compared with 161,459 ounces produced and 139,953 ounces sold for the corresponding period last year. The realized price during the third quarter of 2004 was $399 per ounce compared with $364 per ounce during the third quarter of 2003. For the nine months ended September 30, 2004, Goldcorp produced 461,751 ounces and sold 313,819 ounces, compared with 444,556 ounces produced and 397,525 ounces sold during the first nine months of 2003. The realized price for the nine months ended September 30, 2004 was $402 per ounce compared with $353 per ounce during the same period in 2003.

Earnings for the third quarter of 2004 were $9.9 million ($0.05 per share) compared to $23.7 million ($0.13 per share) for the third quarter of 2003 and $9.2 million ($0.05 per share) for the second quarter of 2004. The decrease in earnings is due primarily to market value adjustments on our marketable securities portfolio and the decision to sell fewer ounces as earnings for the third quarter of 2004 decreased by $13.8 million, or 58%, compared to the corresponding period last year. The results for the third quarter of 2003 also include a $7.8 million gain on sale of marketable securities while there were no such gains during the current quarter. Also, included in the current quarter and nine month results for 2004 are stock option expenses totalling $1.1 million and $3.3 million, respectively. This compares with $0.7 million for the same periods in 2003 due to the application of the accounting standard related to stock based compensation. Earnings for the nine months ended September 30, 2004 were $36.4 million, a $19.1 million reduction compared to 2003 attributable to the reduction in ounces sold, market value adjustments on our marketable securities portfolio, lower realized gains on the sale of marketable securities, a significantly higher effective tax rate, and increased stock option expense as noted.

Earnings from operations for the quarter were $22.2 million, compared to $25.8 million in the third quarter of 2003. Other factors affecting our operating results include a $0.8 million increase in exploration expense, partially offset by a $0.6 million decrease in depreciation and depletion which reflects fewer ounces being sold. Consolidated cash cost per ounce has increased to $121 per ounce in the third quarter of 2004, compared to $116 per ounce in the same period in 2003. Non-cash costs are consistent at $44 per ounce in the third quarter of 2004, compared to $39 per ounce for the same period in 2003.

Goldcorp Inc. - 2004 Third Quarter Results	Page 19

Cash flow from operations for the third quarter of 2004 was $22.3 million, compared to $23.0 million for the third quarter of 2003. For the nine months ended September 30, 2004, cash flow from operations was $30.7 million, an increase from $25.3 million for the same period in 2003.

At September 30, 2004, Goldcorp had treasury assets at a market value of $420.0 million, comprised of cash and short-term investments of $315.6 million, gold bullion of $70.1 million and marketable securities of $34.3 million.

Gold Bullion

Revenue from gold bullion production is recognized when ownership passes to the purchaser and, as a result, revenue is recorded when the gold is sold, not when it is produced. Unlike other gold producers, Goldcorp has strategically held back on the sale of gold bullion ounces in anticipation of higher prices.

Under generally accepted accounting principles (GAAP), unsold gold bullion is carried on the balance sheet at the lower of cost or market and revenue is not recognized until the ounces are sold. As a result, the financial statements do not reflect the market value of the accumulated gold bullion. To accurately reflect Goldcorp's operating performance and financial position certain non-GAAP information is presented reflecting the net realizable value of the accumulated gold bullion and the impact on operations as if the bullion was sold. This approach more accurately reflects the results of our operating activities.

These "bullion adjusted" figures are not measures of performance under Canadian or US GAAP. They should not be considered in isolation or as a substitute for GAAP measures. The bullion adjusted figures do not have standardized meaning nor are they necessarily comparable with other companies.

Bullion Adjusted Results
(in millions of US dollars, except per share amounts)	Three months ended		Nine months ended
	Sept. 30,		Sept. 30,
	2004	2003	2004	2003
Earnings, as reported	$ 9.9	$ 23.7	$ 36.4	$ 55.5
Adjusted earnings if all gold bullion produced
was also sold in the same period	7.9	3.5	23.2	7.0
Bullion adjusted earnings	$ 17.8	$ 27.2	$ 59.6	$ 62.5

Bullion adjusted earnings per share
Per Share: Basic	$ 0.09	$ 0.15	$ 0.31	$ 0.34
Diluted	$ 0.09	$ 0.14	$ 0.31	$ 0.33

Operating cash flow, as reported	$ 22.3	$ 23.0	$ 30.7	$ 25.3
Adjusted cash flow if all gold bullion produced
was also sold in the same period	15.6	5.4	44.4	11.9
Bullion adjusted cash flow	$ 37.9	$ 28.4	$ 75.1	$ 37.2

Bullion adjusted cash flow per share
Per Share: Basic	$ 0.20	$ 0.16	$ 0.40	$ 0.20
Diluted	$ 0.20	$ 0.15	$ 0.39	$ 0.19

Goldcorp Inc. - 2004 Third Quarter Results	Page 20

Impact of withholding current reporting period's production

Had Goldcorp sold the 50,986 ounces of gold bullion production held back during the third quarter of 2004, earnings would have increased from $9.9 million to $17.8 million (from $0.05 per share to $0.09 per share), while operating cash flow would have increased from $22.3 million to $37.9 million (from $0.12 per share to $0.20 per share). Comparatively, for the third quarter of 2003, reported earnings would have increased from $23.7 million to $27.2 million (from $0.13 per share to $0.15 per share) and operating cash flow would have improved from $23.0 million to $28.4 million (from $0.13 per share to $0.16 per share) had the Company sold the 21,506 ounces held back from production for the period. The bullion adjusted impact is greater in the current year as the proportion of gold bullion held back from sale has increased significantly compared to 2003.

Operational Review

Red Lake Mine
	Three months		Nine months
	ended Sept. 30,		ended Sept. 30,
	2004	2003	2004	2003
Operating Data
Tons of ore milled	64,446	63,088	184,630	183,193
Tons of ore milled per calendar day	701	686	674	671
Average mill head grade (ounces per ton)	1.97	2.00	2.16	2.18
Average recovery rate	88.5%	89.7%	90.0%	88.3%
Ounces of gold produced	143,785	143,899	400,813	391,098
Ounces of gold sold	99,053	119,851	266,999	344,943
Operating cost per ounce
Cash production cost	$ 100	$ 87	87	78
Non-cash cost	36	35	35	32
Total operating costs	$ 136	$ 122	122	110

Financial Data (in millions of US dollars)
Revenues	$41.3	$44.9	$110.3	$122.8
Operating profit	$26.6	$29.7	75.4	83.4
Operating margin (%)	64%	66%	68%	68%
Operating cash flow	$30.0	$33.6	84.1	$ 93.9

During the third quarter, the Red Lake Mine produced 143,785 ounces of gold at a cash cost of $100 per ounce, compared with 143,899 ounces at a cash cost of $87 per ounce for the corresponding period last year. The higher cash cost for the period is primarily the result of the appreciation of the Canadian dollar and an increase in operating costs. During the third quarter of 2004, the average cost of CDN$1.00 was US$0.765, compared to US$0.725 during the corresponding period in the prior year. This represents a 5.5% appreciation of the Canadian dollar. In total, the $13 per ounce increase in cash cost on a per ounce basis for the current quarter can be attributed as follows: $1 relates to the increase in the percentage of production derived from higher cost concentrate; $5 relates to the impact of the stronger Canadian dollar and $7 relates to increased operating costs in general during the year which have flowed through our bullion inventory. For the nine months ended September 30, 2004, production has increased compared to the prior year as higher grades during the first quarter of 2004 compensated for the lower grades experienced in the current quarter. Increases in cash cost for the nine month period compared to the prior year are, again, due to the stronger Canadian dollar, a larger percentage of concentrate ounces being sold and increased operating costs.

Goldcorp Inc. - 2004 Third Quarter Results	Page 21

Red Lake Mine Concentrate

Gold not recovered through the processing facility at the Red Lake Mine is stockpiled in concentrate form, to be transported and processed by a third party at a subsequent date. Currently, Goldcorp ships concentrate for processing to Barrick's Goldstrike Mine in Nevada and Placer Dome's Campbell Mine, located adjacent to the Red Lake Mine. During the third quarter, 23,377 ounces of gold were recovered from concentrate at a cash cost of $137 per ounce (including both inventoried mining and milling costs, and transportation and secondary processing costs). Total concentrate ounces recovered for the nine month period were 33,729 ounces at a cash cost of $136 per ounce.

Also recovered during the quarter were 4,428 ounces of gold from "Old Concentrate" at a cash cost of $292 per ounce (including transportation and secondary processing costs only). Old Concentrate refers to concentrate produced from the sulphide ore mined prior to the shutdown of the Mine in 1996. Ounces produced from Old Concentrate, and the associated cost per ounce, are not included in the Red Lake operating results. If the 4,428 ounces from Old Concentrate were included, third quarter production would have been 148,213 ounces, at a cash cost of $108 per ounce sold. For the nine month period, 7,941 ounces of Old Concentrate were recovered at a cash cost of $273 per ounce.

Wharf Mine
	Three months		Nine months
	ended Sept. 30,		ended Sept. 30,
	2004	2003	2004	2003
Operating Data
Tons of ore mined (000's)	796	871	2,239	2,566
Tons of waste removed (000's)	2,136	3,394	6,770	9,522
Ratio of waste to ore	2.68:1	3.90:1	3.02:1	3.71:1
Tons of ore processed (000's)	837	1,046	2,298	2,641
Average grade of gold processed (opt)	0.031	0.029	0.029	0.027
Ounces of gold produced	20,022	17,560	60,938	53,458
Ounces of gold sold	13,768	20,102	46,820	52,582
Operating cost per ounce
Cash production cost	$ 245	$ 272	$ 229	$ 268
Royalties and severance taxes	26	19	21	16
Total cash cost	$ 271	$ 291	$ 250	$ 284
Non-cash cost	107	84	102	86
Total operating cost	$ 378	$ 375	$ 352	$ 370

Financial Data (in millions of US dollars)
Revenues	$ 5.8	$ 7.4	$19.3	$19.0
Operating profit	$ 0.4	$ 0.5	$ 2.5	$ 0.1
Operating margin (%)	7%	7%	13%	(1%)
Operating cash flow	$ 2.0	$ 1.5	$ 7.6	$ 3.9

Operating results at the Wharf Mine during 2004 have improved significantly compared to the same period in 2003. Production of 20,022 ounces of gold during the third quarter of 2004 reflects a 14% increase over the 17,560 ounces of gold produced for the third quarter of 2003. Total cash cost for the third quarter of 2004 of $271 per ounce was $20 lower than the corresponding period last year reflecting lower mining and processing costs. A portion of the decrease is related to improvements in our recovery rates due to operational changes made during 2004. Non-cash costs were $107 per ounce compared to $84 per ounce in

Goldcorp Inc. - 2004 Third Quarter Results	Page 22

the corresponding prior year period. This reflects the amortization of capitalized pre-stripping costs incurred to access the ore in the Mine's remaining pit (the Trojan Pit), along with higher non-cash charges resulting from both the new accounting standards on asset retirement obligations and the expensing of stock options.

Saskatchewan Minerals
(in millions of US dollars, operating data in thousands of tons)	Three months		Nine months
	ended Sept. 30,		Ended Sept. 30,
	2004	2003	2004	2003
Operating Data
Tons produced	26.3	24.1	78.2	83.4
Tons sold	24.9	27.9	74.4	84.2
Financial Data
Revenues	$ 3.2	$ 3.4	$ 9.5	$10.3
Operating profit	$ 0.3	$ 0.5	$ 0.6	$ 1.4
Operating margin (%)	9%	9%	6%	14%
Operating cash flow	$ 0.4	$ 0.4	$ 1.0	$ 1.7

Revenue and operating profit have decreased compared to the corresponding period last year due to lower sales volumes and a stronger Canadian dollar.

Expenses
(in millions of US dollars)	Three months		Nine months
	ended Sept. 30,		ended Sept. 30,
	2004	2003	2004	2003
Operation expense	$19.2	$21.4	$50.1	$55.3
Corporate administration	2.9	2.8	8.9	6.9
Depreciation and depletion	4.6	5.2	12.8	14.4
Exploration	1.5	0.6	4.0	2.2
	$28.2	$30.0	$75.8	$78.8

The lower operating expense for both the three and nine month periods of 2004 largely reflects the decision to sell fewer ounces compared to the corresponding periods in 2003. On a per ounce basis, Goldcorp's consolidated cash cost for the third quarter of 2004 was $121 per ounce, compared with $116 per ounce for the third quarter of 2003. For the nine months ended September 30, 2004, the cash costs were $112 per ounce compared to $105 per ounce in the prior year period. The cost attributable to each operation is described in the operational review above.

Corporate administration expense for the quarter was consistent with the prior year period but higher for the nine month period ended September 30, 2004, compared to the same period in 2003. This is largely due to the effects of adopting the amended accounting recommendations of the CICA for stock-based compensation. Goldcorp applied the standard on a prospective basis to options issued subsequent to December 31, 2002; however, there was no stock option expense to report for the first or second quarter of 2003.

Depreciation and depletion expenses incurred for the third quarter of 2004 were $4.6 million, compared with $5.2 million for the corresponding period last year. For the nine month period, depreciation and depletion declined by $1.6 million. The decrease during 2004 reflects the decrease in the number of ounces sold, partially offset by higher mining interest balances subject to amortization.

Goldcorp Inc. - 2004 Third Quarter Results	Page 23

Total exploration expenditures (both expensed and capitalized) were $5.7 million for the third quarter of 2004, compared with $3.7 million in same period in 2003. The increase reflects an overall increase in mine site exploration at the Red Lake Mine. Goldcorp expenses exploration expenditures up to the time it is established that a property has reserves which are economically recoverable and capitalizes exploration expenditures aimed at increasing reserves.

Other Income (Expense)
(in millions of US dollars)	Three months		Nine months
	ended Sept. 30,		ended Sept. 30,
	2004	2003	2004	2003

Interest and other income	$ 1.3	$ 2.0	$ 6.4	$ 5.5
Gain (loss) on foreign currency	(0.3)	0.3	0.2	(1.3)
Loss on bullion held for resale	-	-	-	(2.1)
Gain on sale of marketable securities	-	7.8	1.4	10.3
Increase in provision for decline in value
of marketable securities	(5.6)	-	(8.5)	(3.2)
	$(4.6)	$10.1	$(0.5)	$ 9.2

The gain/loss on foreign currency is the result of the movement in the Cdn/US dollar rate of exchange on US dollar denominated monetary assets in the Company's Canadian operations. The increase in the provision for decline in value of marketable securities in the current quarter of $5.6 million, and $8.5 million for the year to date, relates to unrealized adjustments to the lower of cost or market. Under generally accepted accounting principles, such investments are not subsequently written back up even if their market values recover. Despite recording provisions, the value of marketable securities in the Company's portfolio at September 30, 2004 was $34.3 million which exceed the carrying value of $23.7 million by $10.6 million.

Liquidity and Capital Resources

Treasury assets

Goldcorp's treasury assets, noted at market values, are listed below. With the exception of cash and short-term investments, these values differ from the GAAP valuation on the balance sheet which is at the lower of cost or market.

	As at Sept. 30,	As at December 31,
(in millions of US dollars)	2004	2003

Cash and short-term investments	$315.6	$379.0
Produced gold bullion - at market value	70.1	8.7
Marketable securities - at market value	34.3	22.0
	$420.0	$409.7

Cash and short-term investments decreased by $63.4 million, from $379.0 million at December 31, 2003, to $315.6 million at September 30, 2004. During the nine month period, operating activities provided $30.7 million, while investing and financing activities used $60.3 million and $41.2 million, respectively. The movement in the US/Canadian dollar exchange rate also had a positive impact on cash as explained below under "Effect of exchange rate changes on cash".

Goldcorp Inc. - 2004 Third Quarter Results	Page 24

Goldcorp remains debt free and its gold production and reserves are totally unhedged. Goldcorp has no off balance sheet liabilities other than standard operating leases and letters of credit provided as support for reclamation obligations. Goldcorp has no defined benefit pension plans and accordingly, no associated unfunded pension liabilities.

Operating cash flow

Goldcorp's cash flow from operations was $22.3 million, or $0.12 per share, for the quarter ended September 30, 2004. This is consistent with the $23.0 million for the corresponding quarter in 2003.

Tax payments for the first nine months of 2004 totalled approximately $39 million, of which, $14 million related to taxes payable on 2003 earnings. Components of the change in non-cash working capital are shown in Note 6 to the financial statements.

Investing activities

Investing activities - Mining Interests

	Three months		Nine months
	ended Sept. 30,		ended Sept. 30,
(in millions of US dollars)	2004	2003	2004	2003
Red Lake Mine	$12.5	$22.8	$38.4	$41.2
Wharf Mine	1.4	1.9	4.9	7.6
Saskatchewan Minerals	0.2	0.1	0.2	0.2
Total	$14.1	$24.8	$43.5	$49.0

During the third quarter of 2004, expenditures on mining interests totalled $14.1 million, consisting of $12.5 million at the Red Lake Mine, $1.4 million at the Wharf Mine and $0.2 million at Saskatchewan Minerals. The $12.5 million at the Red Lake Mine includes costs of approximately $5 million associated with the Red Lake Mine Expansion. Exploration expenditures of $4.2 million made during the quarter to increase reserves at the Red Lake Mine have been capitalized. The expenditures at the Wharf Mine relate to capitalized costs pertaining to pre-stripping at the Trojan Pit.

Goldcorp has a portfolio of marketable securities consisting largely of junior exploration and mining companies. During the quarter, an investment of $5.0 million was made in marketable securities.

Financing activities

During the third quarter, the Company made three regularly scheduled monthly dividend payments of $0.015 per share for a total of $8.5 million. This compares to one bi-monthly dividend payment of $0.025 per share ($4.6 million total) during the third quarter of 2003. Total dividends paid for the nine months ended September 30, 2004, of $44.5 million also include the special dividend of $0.10 per share paid during the first quarter of 2004.

Effect of exchange rate changes on cash

A substantial portion of the Company's cash and short-term investments are held in Canadian dollars. As a result, the movement in the Cdn/US dollar exchange rate has an impact on the cash and short-term investments, in US dollar terms, as reported on the balance sheet. For example, a strengthening Canadian dollar will have a positive impact on the Company's cash position. This impact is reported on the Consolidated Statement of Cash Flows under the "Effect of exchange rate changes on cash". Between

Goldcorp Inc. - 2004 Third Quarter Results	Page 25

December 31, 2003 and September 30, 2004, the Canadian dollar strengthened vis-à-vis the US dollar, which had a positive impact of $7.5 million on the Company's cash position. During the corresponding period in 2003, the Canadian dollar also strengthened, which had a positive impact on Goldcorp's cash position of $39.0 million.

Outlook

Goldcorp anticipates solid operating results for the fourth quarter of 2004. Total production for 2004 is forecast at approximately 605,000 ounces, compared with actual production of 602,845 ounces in 2003. Consolidated cash cost is expected to be $114 per ounce and non-cash cost is expected to be $43 per ounce for total costs of $157 per ounce. This compares with $100 cash cost per ounce, $37 non-cash cost per ounce and total costs of $137 per ounce for the year ended December 31, 2003.

The Red Lake Mine is planning to produce approximately 530,000 ounces of gold in 2004, which includes 55,000 ounces of gold produced from concentrate. Cash costs are forecast to be $90 per ounce ($80 in 2003) while total costs are expected to be approximately $125 per ounce, compared with $111 in 2003. The Wharf Mine is forecast to produce in excess of 75,000 ounces of gold in 2004, compared with 70,817 ounces in 2003. Cash costs are forecast to be approximately $250 per ounce and represent a reduction of $26 per ounce over 2003.

Work is progressing on the sinking of the new shaft at the Red Lake Mine. It is scheduled to be completed to its final depth of 7,150 feet (ft) (2,179 metres (m)) in the second half of 2006. During the third quarter of 2004, capital expenditures totalled approximately $5 million, and are forecast to be $24 million for the full year 2004. The 2004 forecast has been revised down from $30 million due to slower shaft progress and deferral of expenditures to a later date. To date, a total of $55 million has been expended on the project, and total remaining expenditures to complete the expansion are forecast to be $45 to $50 million (based on a CDN$:US$ exchange rate of 1.32). The shaft is currently (20/10/04) at a depth of 1,900 ft (579 m).

Non-GAAP Measures

Goldcorp has included throughout this document certain non-GAAP performance measures. These non-GAAP measures do not have any standardized meaning nor are they necessarily comparable with similar measures presented by other companies. Goldcorp believes that certain investors use this information to evaluate the Company's performance. The data is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. Set out below are definitions for these performance measures and reconciliations of non-GAAP measures to reported GAAP measures.

Goldcorp Inc. - 2004 Third Quarter Results	Page 26

Cash Flow from Operations per Common Share

Cash flow from operations per common share is determined by dividing cash flow from operations by the weighted average number of common shares outstanding during the period. The following table sets forth the computation of both the basic and diluted cash flow from operations per common share for the three and nine months ended September 30:

		Three months		Nine months
(in thousands of US dollars, except per share		ended Sept. 30,		ended Sept. 30,
amounts)
	2004	2003	2004	2003

Cash flow provided by operating activities	$ 22,306	$ 23,025	$ 30,715	$ 25,317
Divided by:
Weighted average shares outstanding
(000's)	189,799	183,283	189,640	182,956

Effect of dilutive securities:
Stock options	1,033	5,894	1,139	5,723
Warrants	2,236	2,800	2,544	2,464
	3,269	8,694	3,683	8,187
Adjusted weighted average shares and
assumed conversions	193,068	191,977	193,323	191,143

Basic cash flow from operations per share	$ 0.12	$ 0.13	$ 0.16	$ 0.14
Diluted cash flow from operations per share	$ 0.12	$ 0.12	$ 0.16	$ 0.13

Financial Ratios

Gross Operating Margin is defined as gross operating profit for the period, which is profit after deducting from revenue operating expenses, divided by revenue for the period.

Net Profit Margin is calculated by dividing earnings for the period by revenue for the period.

Return on Invested Capital is defined as earnings for the period divided by the total of the average of debt and equity for the period. Because the Company is debt free, Goldcorp's calculation of Return on Invested Capital is earnings divided by the average equity during the period.

Goldcorp Inc. - 2004 Third Quarter Results	Page 27

Reconciliation of Cash Cost per Ounce to Financial Statements

		Three months		Nine months
(in thousands of US dollars, except per ounce		ended Sept. 30,		ended Sept. 30,
amounts)
	2004	2003	2004	2003
Operating expenses	$ 19,246	$ 21,387	$ 50,058	$ 55,333
Industrial Minerals operating expense	(2,991)	(3,010)	(8,702)	(8,602)
Silver by-product credit	(316)	(186)	(854)	(482)
Stock option compensation from gold
operations
included with operating expense	(240)	(142)	(763)	(142)
Old concentrate processing cost	(1,278)	(953)	(2,165)	(1,510)
Other	(715)	(887)	(2,374)	(2,673)
	$13,706	$16,209	$35,200	$41,924

Divided by ounces sold	112,821	139,953	313,819	397,525

Cash cost per ounce	$121	$116	$112	$105

Reconciliation of Non-Cash Cost per Ounce to Financial Statements

(in thousands of US dollars, except per ounce		Three months		Nine months
amounts)		ended Sept. 30,		ended Sept. 30,
	2004	2003	2004	2003
Depreciation and depletion	$ 4,568	$ 5,176	$12,784	$14,389
Industrial Minerals depreciation and depletion	(81)	(79)	(235)	(200)
Stock option compensation from gold
operations
included with operating expense	240	142	763	142
Other	243	223	734	682
	$4,970	$5,462	$14,046	$15,013

Divided by ounces sold	112,821	139,953	313,819	397,525

Non cash cost per ounce	$44	$39	$45	$38